UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LUNAR GROWTH CORPORATION

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5725L 109

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2011

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. G5725L 109	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WELL AFFLUENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,284,443 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,284,443 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,284,443 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1) Gives effect to the issuance of 57,998,889 ordinary shares that the Issuer is obligated to issue to Well Affluent Limited as soon as the Issuer increases its authorized ordinary shares.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized ordinary shares, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2011.

CUSIP No. G5725L 109	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIE WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 110,905,191 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,905,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,905,191 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Gives effect to the issuance of (i) 57,998,889 ordinary shares that the Issuer is obligated to issue to Well Affluent Limited, (ii) 32,535,962 ordinary shares that the Issuer is obligated to issue to Thriving Riches Limited, and (iii) 6,507,192 ordinary shares that the Issuer is obligated to issue to Goal Fortune Limited. Well Affluent Limited, Thriving Riches Limited and Goal Fortune Limited are collectively herein referred to as the “BVI Holding Companies”. Does not include 1,010,434 ordinary shares held of record by Tie Wang and an additional 7,073,035 ordinary shares that the Issuer is obligated to issue to Tie Wang, as soon as the Issuer increases its authorized ordinary shares. Mr. Wang has granted a purchase option for all 8,083,469 shares that he holds of record to Kaifu Cai, as described in more detail below.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized shares, as reported by the Issuer in its Form 8-K filed with the SEC on May 4, 2011.

CUSIP No. G5725L 109	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JIAFU GUO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,284,443 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,284,443 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,284,443 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Gives effect to the issuance of 57,998,889 ordinary shares that the Issuer is obligated to issue to Well Affluent Limited as soon as the Issuer increases its authorized ordinary shares.

(2) Based on 161,669,375 ordinary shares to be outstanding upon the issuance of 135,802,275 additional ordinary shares by the Issuer as soon as the Issuer increases its authorized shares, as reported by the Issuer in its Form 8-K filed with the SEC on May 4, 2011.

CUSIP No. G5725L 109	Page 5 of 8

Item 1.	Security and Issuer.

Ordinary Shares of Lunar Growth Corporation (the “Issuer”), with a principal place of business located at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Road, Wuhan 430022, People’s Republic of China  (the “PRC”).

Item 2.	Identity and Background.

This statement is filed on behalf of Well Affluent Limited (“Well Affluent”), Tie Wang, and Jiafu Guo (Mr. Wang, Well Affluent and Mr. Guo, together, the “Reporting Persons”).

Well Affluent, a British Virgin Islands (“BVI”) holding company, has a principal place of business located at Room 2416, Fuxing International Merchant Plaza 186# Xinhua Road, Wuhan, PRC 430022.

Tie Wang, whose business address is Room 2416, Fuxing International Merchant Plaza 186# Xinhua Road, Wuhan, PRC 430022, is the sole director of Well Affluent as well as the sole director to each of the BVI Holding Companies.  Mr. Wang is a Canadian citizen.

Jiafu Guo, whose business address is Room 2416, Fuxing International Merchant Plaza 186# Xinhua Road, Wuhan, PRC 430022, is the chairman of the board of the Issuer.  Mr. Guo is a PRC citizen.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 2, 2011, pursuant to a share exchange agreement (the “Exchange Agreement”) by and among the Issuer, Fortune Health Management Limited (“Fortune Health”), and the holders of all outstanding shares of Fortune Health (the “Fortune Health Shareholders”), including the BVI Holding Companies, the Issuer acquired all of the outstanding shares of Fortune Health (the “Fortune Health Shares”) from the Fortune Health Shareholders, and the Fortune Health Shareholders transferred all of the Fortune Health Shares to the Issuer. In exchange, the Issuer issued to the Fortune Health Shareholders and their designees, 19,400,325 ordinary shares of the Issuer, constituting 75% of all of the ordinary shares of the Issuer issued and outstanding after the closing of the transaction (the “Share Exchange”). In addition, the Issuer agreed to issue an additional 135,802,275 ordinary shares to the Fortune Health Shareholders and their designees as soon as practicable after the Issuer effectuates an amendment to its Articles of Association to increase its authorized ordinary shares. Together, the 19,400,325 ordinary shares and the 135,802,275 additional ordinary shares total 155,202,600 ordinary shares, or 96% of the Issuer’s ordinary shares on a fully-diluted basis.

Item 4.	Purpose of Transaction.

Prior to the Share Exchange, the Issuer was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). As a result of the Share Exchange, the Issuer acquired Fortune Health, a BVI company that, through its operating subsidiaries in the PRC, is in the business of franchising and operating foot massage spas in the PRC. Pursuant to the Exchange Agreement, and giving effect to the additional 97,042,043 ordinary shares that the Issuer is obligated to issue to the Reporting Persons as soon as the Issuer increases its authorized shares, the Reporting Persons may be deemed to beneficially own the following respective ordinary shares of the Issuer, subject to the terms of the several call option agreements described below.

Well Affluent is the record holder of 8,285,554 of the Issuer’s ordinary shares and shall receive an additional 57,998,889 ordinary shares that the Issuer is obligated to issue as soon as the Issuer increases its authorized ordinary shares.

CUSIP No. G5725L 109	Page 6 of 8

Upon the increase of the Issuer’s authorized ordinary shares and the subsequent issuance by the Issuer of an aggregate 97,042,043 ordinary shares to the BVI Holding Companies, Tie Wang will have the power to vote and dispose of an aggregate of 110,905,191 ordinary shares of  the Issuer. Other than the 66,284,443 shares attributed to Tie Wang through Well Affluent, Mr. Wang may be deemed to beneficially own the shares of the Issuer held by (i) Thriving Riches Limited, a BVI company that is the record holder of 4,647,995 of the Issuer’s ordinary shares and shall receive an additional 32,535,962 ordinary shares that the Issuer is obligated to issue once the Issuer increases its authorized ordinary shares and (ii) Goal Fortune Limited, a BVI company that is the record holder of 929,599 of the Issuer’s ordinary shares and shall receive an additional 6,507,192 ordinary shares that the Issuer is obligated to issue once the Issuer increases its authorized ordinary shares.

On April 26, 2011, Mr. Wang entered into call option agreements with Jiafu Guo, Feng Wu, and Mary Hu, pursuant to which Mr. Wang granted Mr. Guo, Mr. Wu and Ms. Hu the options to purchase 100% of the outstanding shares of Well Affluent, Thriving Riches Limited, and Goal Fortune Limited, respectively, at a price of $0.0001 per share, upon certain conditions being met, in two tranches of 50% each. Such conditions (the “Call Option Conditions”) are as follows: (i) Chongqing Jiafu Health Industry Co., Ltd. and its subsidiaries achieving after-tax net income of at least US$2 million as determined under US GAAP for the fiscal year ended June 30, 2011, and (ii) Chongqing Jiafu Health Industry Co., Ltd. and its subsidiaries achieving after-tax net income of at least US$4 million as determined under US GAAP for the fiscal year ended June 30, 2012. Pursuant to the call option agreements, Mr. Wang has also granted Mr. Guo the exclusive, immediate and irrevocable right to vote and dispose of the Call Option Shares and to appoint and elect the directors of Well Affluent.

Upon the satisfaction of the Call Option Conditions, Mr. Guo may be deemed to beneficially own an aggregate of 66,284,443 shares held of record by Well Affluent.

Item 5.	Interest in Securities of the Issuer.

a)
Well Affluent is the record holder of 8,285,554 ordinary shares of the Issuer, which will be increased to 66,284,443 after giving effect to the issuance of 57,998,889 additional shares to be issued by the Issuer upon the Issuer’s increase in authorized ordinary shares, representing 41.0% beneficial ownership, subject to the terms and conditions set forth in the call option agreement between Tie Wang and Jiafu Guo.

Tie Wang is the beneficial owner of an aggregate of 110,905,191 ordinary shares of the Issuer, representing 68.6% beneficial ownership, of which 66,284,443 shares are beneficially owned by Well Affluent. All of the 110,905,191 ordinary shares are subject to the terms and conditions of the several call option agreements described above.

Jiafu Guo may be deemed to be the beneficial owner of 66,284,443 ordinary shares of the Issuer, after giving effect to the additional shares to be issued by the Issuer upon the Issuer’s increase in authorized ordinary shares, representing 41.0% beneficial ownership. All of the 66,284,443 ordinary shares are subject to the terms and conditions set forth in the call option agreement between Tie Wang and Jiafu Guo.

b)
Well Affluent, Tie Wang and Jiafu Guo may be deemed to have the shared power to vote and dispose of 66,284,443 shares of the Issuer.  Separately, Tie Wang may be deemed to have (i) the shared power to vote and dispose of an additional 44,620,748 ordinary shares of the Issuer.

c)	The Reporting Persons have not effected any transactions in the ordinary shares of the Issuer in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

CUSIP No. G5725L 109	Page 7 of 8

Additionally, Tie Wang is the holder of record of 1,010,434 ordinary shares, and an additional 7,073,035 ordinary shares that the Issuer is obligated to issue to Mr. Wang as soon as the Issuer increases its authorized ordinary shares. As of April 26, 2011, Mr. Wang has granted a purchase option for all of such shares to Kaifu Cai, which vests in two tranches of 50% each, and which is subject to the Call Option Conditions. Pursuant to the terms of the call option agreement, Mr. Wang has granted Kaifu Cai the exclusive, immediate and irrevocable right to vote and dispose of the 8,083,469 ordinary shares of the Issuer that he does or will hold directly.

Item 7.	Materials to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated May 2, 2011, by and among Fortune Health, the Fortune Health Shareholders, and the Issuer.*
10.2	Call Option Agreement, dated April 26, 2011, between Jiafu Guo and Tie Wang.*
10.3	Call Option Agreement, dated April 26, 2011, between Feng Wu and Tie Wang.*
10.4	Call Option Agreement, dated April 26, 2011, between Mary Hu and Tie Wang.*
10.5	Call Option Agreement, dated April 26, 2011, between Kaifu Cai and Tie Wang.*
10.6	Joint Filing Agreement by and among Well Affluent Limited, Tie Wang and Feng Wu.

*Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on May 4, 2011

CUSIP No. G5725L 109	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 11, 2011	WELL AFFLUENT LIMITED

/s/ Tie Wang
Name: Tie Wang
Title: Director

Date: May 11, 2011	Tie Wang

/s/ Tie Wang
Name: Tie Wang

Date: May 11, 2011	Jiafu Guo

/s/ Jiafu Guo
Name: Jiafu Guo